-FOR IMMEDIATE RELEASE-

ELRON ANNOUNCES ANNUAL GENERAL MEETING OF

SHAREHOLDERS ON OCTOBER 18, 2007

Tel Aviv, September 11, 2007 - Elron Electronic Industries Ltd. (NASDAQ & TASE:ELRN) today announced that it will hold its Annual General Meeting of Shareholders at 3.00 pm, Israel time, on October 18, 2007, at the Company's offices at 3 Azrieli Center, the Triangle Building, 42nd Floor, Tel Aviv, Israel.

At the shareholders meeting, the shareholders will be asked to:

(1)	elect twelve (12) directors to the Board of Directors of the Company;

(2)	approve the compensation of the directors of the Company as a group;

(3)	approve the Consulting Agreement between the Company and Prof. Gabi Barbash, a director of the Company;

(4)	approve the Consulting Agreement between the Company and Prof. Yair Be'ery, a director of the Company;

(5)	approve the adoption, in the circumstances described in the Company's proxy statement, of Israeli generally accepted accounting principles as the Company's primary accounting principles;

(6)

appoint Kost Forer, Gabbay & Kasierer, a Member of Ernst & Young Global, as the Company's auditors until the next annual general meeting of the Company and to authorize the Audit Committee and the Board of Directors to determine the audit fees; and

(7)	receive and consider the Auditors' Report, the Management Report and the Financial Statements of the Company for the fiscal year ended December 31, 2006.

          Shareholders of record at the close of business on September 18, 2007 shall be entitled to notice of, and to vote at, the shareholders meeting. The Company expects to mail a detailed notice and proxy statement to its shareholders on or about September 21, 2007 at which time the detailed notice and proxy statement will also be made available at no charge on the U.S. Security and Exchange Commission's website at http://www.sec.gov and on the Israel Securities Authority’s website at http://www.magna.isa.gov.il.

Elron Electronic Industries Ltd., a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits senior management teams. Elron's group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, semiconductors and clean technology. For further information, please visit www.elron.com

Company Contact:
Rinat Remler
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
rinat@elron.net

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.